SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7th September 2004

AUGUST 2004 TRAFFIC

Robust passenger activity with a 6.6%-increase in traffic and a high load factor at 81.7% (up 0.1 points)

Passenger operations

Group activity remained robust in August with traffic increasing by 6.6% in line with capacity (up 6.5%). Load factor remained stable at 81.7% (up 0.1 points).

In August the Group carried 5.7 million passengers (up 3.9%).

The long-haul network posted a 7.7% increase in traffic on 6.6% higher capacity. The load factor reached the high level of 85.6% (up 0.9 points). This increase was mainly driven by the good performance on the Americas and the Africa & Middle East networks. The Caribbean & Indian Ocean sector also posted an improved performance with a load factor up 2.6 points at 83.8%.

On the European medium-haul network (including the French domestic market), traffic rose 2.5% on 6.2% higher capacity.

Both airlines continued to post a good performance in August:

-	Air France traffic increased by 7.1% for a 7.3% rise in capacity. Load factor remained virtually stable at 79.6% (down 0.1 points).

-	KLM traffic was up 5.9% on 5.0% higher capacity. Load factor gained 0.7 points to reach the high level of 85.7%.

Cargo operations

In August, Air France-KLM cargo activity remained vigorous with 6.8% growth in traffic, although lower than the 8.2% increase in capacity. Consequently, the cargo load factor decreased slightly to 64.3% (down 0.8 points).

-	For Air France alone, cargo traffic increased by 10.0% in line with capacity. The load factor remained stable at 58.4%.

-	KLM cargo traffic went up 3.3%. Capacity grew by 5.6% due notably to the introduction of a third B747-400ERF on Asian routes. Load factor stood at 73.0% (down 1.6 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

STATISTICS

Passenger Operations (million)

	August			April-August
Total Group	2004	2003	%	2004	2003	%
Passengers carried (000)	5,674	5460	3.9%	28,762	26,374	9.1%
Revenue pax-kilometers (RPK)	15,972	14976	6.6%	75,346	66,525	13.3%
Available seat-kilometers (ASK)	19,553	18363	6.5%	94,459	85,722	10.2%
Passenger load factor (%)	81.7%	81.6%	0.1	79.8%	77.6%	2.2

Europe (including France)
Passengers carried (000)	3,854	3,774	2.1%	20,399	19,089	6.9%
Revenue pax-kilometers (RPK)	3,137	3,060	2.5%	15,929	14,776	7.8%
Available seat-kilometers (ASK)	4,560	4,293	6.2%	22,690	20,982	8.1%
Passenger load factor (%)	68.8%	71.3%	-2.5	70.2%	70.4%	-0.2

America (North and South)
Passengers carried (000)	725	689	5.2%	3417	3,047	12.1%
Revenue pax-kilometers (RPK)	5,279	5,063	4.3%	24,845	22,423	10.8%
Available seat-kilometers (ASK)	5,937	5,824	1.9%	28,422	26,464	7.4%
Passenger load factor (%)	88.9%	86.9%	2.0	87.4%	84.7%	2.7

Asia / Pacific
Passengers carried (000)	365	303	20.5%	1,731	1,214	42.6%
Revenue pax-kilometers (RPK)	3,186	2,661	19.8%	15,277	10,659	43.3%
Available seat-kilometers (ASK)	3,865	3,120	23.9%	18,826	14,452	30.3%
Passenger load factor (%)	82.4%	85.3%	-2.8	81.1%	73.8%	7.4

Middle East and Africa
Passengers carried (000)	422	385	9.7%	1,871	1,601	16.9%
Revenue pax-kilometers (RPK)	2,158	2,003	7.8%	9,571	8,438	13.4%
Available seat-kilometers (ASK)	2,555	2,429	5.1%	12,212	11,141	9.6%
Passenger load factor (%)	84.5%	82.4%	2.0	78.4%	75.7%	2.6

Caribbean-Indian Ocean
Passengers carried (000)	308	309	(0.5%)	1,344	1,422	(5.5%)
Revenue pax-kilometers (RPK)	2,210	2,190	0.9%	9,726	10,229	(4.9%)
Available seat-kilometers (ASK)	2,637	2,697	(2.2%)	12,310	12,683	(2.9%)
Passenger load factor (%)	83.8%	81.2%	2.6	79.0%	80.6%	-1.6

Cargo Operations (million)

	August			April-August
Total Group	2004	2003	%	2004	2003	%
Revenue tonne-km (RTK)	817	765	6.8%	4,305	3,874	11.1%
Available tonne-km (ATK)	1,271	1,175	8.2%	6,351	5,704	11.4%
Cargo load factor (%)	64.3%	65.1%	-0.8	67.8%	67.9%	-0.1

Europe (including France)
Available tonne-km (ATK)	7	7	4.7%	42	38	9.7%
Revenue tonne-km (RTK)	41	36	14.7%	199	185	7.5%
Cargo load factor (%)	17.9%	19.6%	-1.7	21.1%	20.7%	0.4

America (North and South)
Revenue tonne-km (RTK)	282	268	5.2%	1,479	1,378	7.3%
Available tonne-km (ATK)	435	426	2.1%	2,181	2,078	5.0%
Cargo load factor (%)	64.8%	62.9%	1.9	67.8%	66.3%	1.5

Asia / Pacific
Revenue tonne-km (RTK)	408	377	8.2%	2,159	1,882	14.7%
Available tonne-km (ATK)	578	503	14.8%	2,911	2,442	19.2%
Cargo load factor (%)	70.5%	74.8%	-4.3	74.2%	77.1%	-2.9

Middle East and Africa
Revenue tonne-km (RTK)	79	72	10.2%	395	352	12.4%
Available tonne-km (ATK)	134	125	7.6%	639	581	9.8%
Cargo load factor (%)	58.9%	57.5%	1.4	61.9%	60.5%	1.4

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	41	41	(1.5%)	229	223	2.6%
Available tonne-km (ATK)	83	85	(2.8%)	421	418	0.8%
Cargo load factor (%)	49.4%	48.7%	0.7	54.5%	53.5%	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: September 7, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations